May 19, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin

Re:	Lifeway Foods, Inc. Preliminary Proxy Statement on Schedule 14A filed May 9, 2023 Filed by Edward Smolyansky File No. 000-17363

Dear Mr. Hindin:

On behalf of Edward Smolyansky, we are writing in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated May 15, 2023 (the “Comment Letter”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). Concurrently herewith, Mr. Smolyansky, together with the other participants named therein, have filed a definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of Mr. Smolyansky. Page numbers and other similar references used in the Staff’s comments below refer to the Preliminary Proxy Statement as filed on May 9, 2023; page numbers and other similar references used in Mr. Smolyansky’s responses refer to the Definitive Proxy Statement.

General

1.	We note that Amendment No. 15 to the Schedule 13D filed on February 24 by Edward and Ludmila Smolyansky included, among other disclosure, that “[t]he Reporting Persons…may…take such actions [which] may include: (i) nominating one or more director candidates for election at the Company’s 2023 annual meeting of shareholders.” Given that the proxy statement was filed on May 9, 2023, please advise us as to Edward and Ludmila Smolyansky’s intention with respect to filing an amendment to their Schedule 13D to update this disclosure. Refer to Exchange Act 13d-2(a).

Response:

Mr. Smolyansky acknowledges the Staff’s comment and he and Ludmila Smolyansky have filed an amendment to their Schedule 13D to update the referenced disclosure, and certain other matters.

1

Securities and Exchange Commission

May 19, 2023

Proposal 1 Election of Directors, page 3

2.	As required by Item 7(b) of Schedule 14A and corresponding Item 401(e)(1) of Regulation S-K, please provide a complete history of occupation or employment, without gaps, for the past five years for Messrs. Leydervuder and Beleutz.

Response:

Mr. Smolyansky acknowledges the Staff’s comment and has revised the disclosure accordingly. See page 4 of the Definitive Proxy Statement.

Other Nominees, page 4

3.	Please revise to provide the disclosure described in Item 7(f) of Schedule 14A, including that shareholders can access the Company’s proxy statement, and any other relevant documents, without cost on the Securities and Exchange Commission’s website.

Response:

Mr. Smolyansky acknowledges the Staff’s comment and has revised the disclosure accordingly. See page 4 of the Definitive Proxy Statement.

Legal Proceedings, page 6

4.	Given the legal proceedings disclosed in this section, please supplement your disclosure in an appropriate section to advise shareholders of the potential risk that their votes for Shareholder Nominees may not be counted if the Company prevails in its litigation against Ludmila and Edward Smolyansky and the Court orders Mr. Smolyansky to rescind his nominations.

Response:

Mr. Smolyansky acknowledges the Staff’s comment and has revised the disclosure accordingly. See page 6 of the Definitive Proxy Statement.

About this Solicitation, page 11

5.	Edward Smolyansky has been identified on the cover page of Schedule 14A as the sole person filing the proxy statement. However, the first paragraph in this section identifies seven Participants. Given that each of these persons could be viewed as engaging in the solicitation, each bears an obligation to comply with Exchange Act section 14(a) and Exchange Act Rule 14a-3 thereunder which requires that no solicitation may take place unless accompanied by a proxy statement. Please identify on the cover page all the Participants. Refer to Item 4(b)(1) of Schedule 14A, Instruction 3 to Item 4 of Schedule 14A, and Rule 14a-1(l) of Regulation 14A, which rule defines the term “solicit” as used in Instruction 3(a)(vi) to Item 4.

Securities and Exchange Commission

May 19, 2023

Response:

Mr. Smolyansky acknowledges the Staff’s comment and has identified each of the participants named in the Definitive Proxy Statement on the cover page thereto.

Proxy Card, page A-1

6.	The card indicates that with respect to Proposal 1, “Mr. Smolyansky recommends voting (i) “FOR” each of the Shareholder Nominees, (ii) “WITHHOLD” with respect to each of the Company Nominees other than Ludmila Smolyansky, and (iii) “FOR” the Company Nominee Ludmila Smolyansky…” Given that Ludmila Smolyansky is also listed as a Shareholder Nominee, a shareholder following such recommendations would appear to vote for Ludmila Smolyansky twice. Please advise what consideration the Participants have given to the potential for shareholder confusion resulting from voting twice for the same nominee and whether such double vote might cause the proxy card to be invalidated by an inspector of elections, or, in the case of a voting instruction form, might prevent the processing of such VIF. Please also advise what consideration the Participants gave to excluding clause (iii) from Mr. Smolyansky’s recommendation.

Response:

Mr. Smolyansky acknowledges the Staff’s comment and advises the Staff that consideration had been given to the potential for shareholder confusion, as well as the potential for shareholder confusion if shareholders were asked to vote “FOR” Ludmila Smolyansky under the “Shareholder Nominees:” heading, but to not make any instruction with respect to Ludmila Smolyansky under the “Company Nominees:” heading. Mr. Smolyansky further advises the Staff that, after reevaluating the foregoing risks, he has revised the form of proxy to exclude clause (iii) from his recommendation. See the form of proxy included with the Definitive Proxy Statement.

* * * * *

Mr. Smolyansky believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (312) 629-7470.

Sincerely,

/s/ Bill Fay

Bill Fay

cc:	Edward Smolyansky
Nicholas A. Callahan